Exhibit 99.2

SES Appoints Michel Scholer to Board of Directors

Michel brings extensive leadership, governance and strategic policy experience through his roles with the Luxembourg government

Luxembourg, 23 September 2026 – SES today announced the appointment of Mr. Michel Scholer, Secretary General of the Luxembourg Government and Chief of Staff to the Prime Minister, to its Board of Directors effective immediately. This appointment is part of SES’s Board succession planning and ongoing commitment to regularly review and strengthen the composition of its Board with diverse expertise and industry experience, ensuring the company is well positioned for future growth and value creation.

Prior to his current role with the Luxembourg Government, Mr. Scholer served as a Senior Adviser to the International Monetary Fund, and with the Ministry of Finance, Luxembourg. He was nominated for the SES Board of Directors by the Government of the Grandy Duchy of Luxembourg.

For further information please contact:

Christian Kern

Investor Relations

Tel: +352 710 725 7787

christian.kern@ses.com

Nancy Welsh

SES Communications

SES.Press@ses.com

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About SES

At SES, we believe that space has the power to make a difference. That’s why we design space solutions that help governments protect, businesses grow, and people stay connected—no matter where they are. With integrated multi-orbit satellites and our global terrestrial network, we deliver resilient, seamless connectivity and the highest quality video content to those shaping what’s next. Following our Intelsat acquisition, we now offer more than 100 years of combined global industry leadership—backed by a track record of bringing innovation “firsts” to market. As a trusted partner to customers and the global space ecosystem, SES is driving impact that goes far beyond coverage. The company is headquartered in Luxembourg and listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com